PEAK
                                  ENTERTAINMENT

                                                                  Larry Sprigel
                                                                  United States
                                             Securities and Exchange Commission
                                                            Washington DC 20549

15th June 2005.

Via International Mail and FAX (001) 202 772 9205

Re: Peak entertainment Holdings, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed May 16, 2005.
File No. 33-18143

Dear Mr Sprigel,

We acknowledge yoru letter and comments of 9 June 2005 and would like to inform you that we are currently awaiting the approval of our auditors to our responses to your comments and anticipate updating the filings accordingly within the next 7 business days.

We apologize for the delay and appreciate your assistance

Sincerely,

/s/ N. Yeomans
N. Yeomans
VP and Principal Accounting Officer